EXHIBIT 12

January 23, 2023

Red Oak Capital Fund VI, LLC

5925 Carnegie Blvd., Suite 110

Charlotte, NC 28209

Re:	Securities Qualified under Post-Qualification Amendment on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to Red Oak Capital Fund VI, LLC, a Delaware limited liability company (the “Company”), in connection with the preparation of the Company’s above-referenced post-qualification amendment on Form 1-A (the “Post-Qualification Amendment”) pursuant to Rule 252 of Regulation A under the Securities Act of 1933, as amended (the “1933 Act“), filed by the Company with the Securities and Exchange Commission (the “Commission”).  The Post-Qualification Amendment relates to the proposed offer and sale by the Company of up to 40,000 Series A Preferred Interests of the Company (the “Units”). This opinion letter is being delivered in accordance with the requirements of Item 17 of Form 1-A under the 1933 Act.

As the Company’s counsel, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Company’s articles of incorporation and bylaws, each as amended to date, and minutes and records of the corporate proceedings of the Company relating to the filing of the Post-Qualification Amendment and the issuance of the Units, as provided to us by the Company, certificates of public officials and of representatives of the Company, and statutes and other instruments and documents, as a basis for the opinions hereinafter expressed.  In rendering this opinion, we have relied upon certificates of public officials and representatives of the Company with respect to the accuracy of the factual matters contained in such certificates.

In connection with such examination, we have assumed (a) the genuineness of all signatures and the legal capacity of all signatories; (b) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies; and (c) the proper issuance and accuracy of certificates of public officials and representatives of the Company.

Based on and subject to the foregoing, and having regard for such legal considerations as we deem relevant, it is our opinion that, when sold in the manner contemplated by the Post-Qualification Amendment, the Units will be validly issued, fully paid and nonassessable.

January 23, 2024 Page 2

This opinion is limited to the DGCL and applicable provisions of the Delaware Constitution, in each case as currently in effect, and reported judicial decisions as of the date of this opinion that interpret the DGCL and such provisions of the Delaware Constitution.

This opinion is rendered as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof.

This opinion is furnished to you in connection with the filing of the Post-Qualification Amendment and is not to be used, circulated, quoted or otherwise relied upon for any other purpose except that purchasers of the Units offered pursuant to the Post-Qualification Amendment may rely on this opinion to the same extent as if it were addressed to them.

We hereby consent to the filing of this opinion as an exhibit to the Post-Qualification Amendment and to any reference to the name of our firm in the Post-Qualification Amendment.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Womble Bond Dickinson (US) LLP